October 9, 2012

Erin Jaskot

Staff Attorney

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunCoke Energy Partners, L.P.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 14, 2012

File No. 333-183162

Dear Ms. Jaskot:

On behalf of SunCoke Energy Partners, L.P. (the “Registrant”), we have filed through EDGAR Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). For your convenience, we have also forwarded courtesy copies of Amendment No. 2, each of which has been marked to show changes made since the filing of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2012. A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (each a “Comment” and, together, the “Comments”) contained in the letter from the staff (the “Staff”) of the Commission, dated September 28, 2012 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold type the Comments as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.

All page references in the Registrant’s responses are to Amendment No. 2. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission, October 9, 2012, Page 2

Summary, page 1

Formation Transaction and Partnership Structure, page 7

1.	We note your revised disclosure that as consideration for your interest in Haverhill and Middletown, you will be paying 100% of certain requirements of these subsidiaries, including the environmental capital expenditures, the sales discounts owed to customers, and working capital. Please include similar disclosure in your Use of Proceeds and elsewhere in the prospectus as appropriate.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see pages 10, 47, 129 and 130.

Pro Forma Cash Available for Distribution, page 54

2.	As observed in prior comment 16, there is a concern that your pro forma presentation is not consistent with the guidance in Article 11 of Regulation S-X. We understand that your presentation is intended to inform investors about what your cash availability would have been after giving retroactive effect to various adjustments. However, the presentation does not give an equally prominent presentation of your historical cash availability in the periods presented. In this regard, it appears that your actual 2011 cash available for distribution was significantly impacted by the $175.7 million of capital expenditures and the $22.8 million of working capital requirements reflected on page F-13. The operating results presented in your historical Statements of Operations would not have been possible absent the capital expenditures paid to achieve the corresponding plant capacity. Further, as observed in prior comment 18, there is a concern that your calculation of cash available for distribution excludes items that materially impact your cash availability such as the working capital requirements referenced on pages 39 and 51. It does not appear appropriate to highlight a pro forma cash flow number exclusive of working capital impacts while disclosing in footnote 8 that such impact has been and may be material. In light of these factors, it appears that the cash that would have been available for distribution in 2011 was significantly different from the $13.1 million you currently disclose. Please revise this presentation to: (1) provide separate pro forma presentations for the latest annual and interim periods; (2) provide separate columns for the historical results, pro forma adjustments, and pro forma results; (3) exclude any adjustments that are not factually supportable; and (4) include all historical cash flows that impact the amount of residual cash flow that could reasonably be available for distribution to your equity holders. Please make conforming changes wherever the filing discusses your historical and or pro forma cash available for distribution.

Securities and Exchange Commission, October 9, 2012, Page 3

Response:

The Registrant acknowledges the Staff’s comment and has clarified the presentation in “Cash Distribution Policy and Restrictions on Distributions—Pro Forma Cash Available for Distribution for the Year Ended December 31, 2011 and the Twelve Months Ended June 30, 2012.” In that presentation, the Registrant has retained the core structure and many of the terms from the previous presentation, but added a number of line items, including Adjusted EBITDA. The Registrant is of the view that the presentation as changed is consistent with the comparable presentation of all of the recent registration statements filed by master limited partnerships in connection with their initial public offerings. Separately, the Registrant will forward to the Staff copies of those filings as part of a courtesy package. Please see pages 53-55.

3.	Please clarify your statement in your response to prior comment 17 that the “Cash Available for Distribution” measure is not a liquidity measure. It is not clear why you chose to describe this measure as “Cash Available for Distribution” if it is not actually intended to reflect the amount of cash available for distribution. Investors may be further confused by your disclosure on the Prospectus cover page where you differentiate between “results of operations” and “cash available for distribution to unit holders”. Also, your risk factor disclosure on pages 20 and 57 clearly and unequivocally link “Cash Available for Distribution” with your ability to pay minimum quarterly distributions. If you actually intend for the measure to reflect something other than the cash available for distribution, then please change its title consistent with Item 10(e)(ii)(E) of Regulation S-K. Alternatively, if it’s a liquidity measure, then please provide a reconciliation to a GAAP liquidity measure.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see the cover page and pages 11, 20, 50, 53 and 57.

4.	Please also make conforming changes to your 2013 forecast on page 57. Also, please expand your disclosure of assumptions and considerations to clearly explain the basis for projected results which differ materially from your historical results.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page 57.

5.	Please delete the statement on page 57 that the forecast is not intended to comply with published guidelines of the SEC.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page 57.

Securities and Exchange Commission, October 9, 2012, Page 4

Items Impacting Comparability, page 85

6.	As previously requested in prior comment 23, please provide disclosures that clarify the facts and circumstances that would result in your energy producing subsidiaries to no longer be considered disregarded entities for tax purposes.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page 86.

Business, page 102

7.	We note your response to comment 31 of our letter dated September 4, 2012, that if the longterm rail transportation agreements for delivery of coke to ArcelorMittal were terminated, you would still have “access to the lines and an ability to challenge rates through an appropriate regulatory proceeding.” It is unclear what you mean by this statement, including why you believe you would still have “access to the lines.” Please advise.

Response:

The Registrant’s transportation contract with Norfolk Southern Railway Company for the delivery of Coke to ArcelorMittal is, by its terms, made pursuant to 49 U.S.C. §10709, and thus the rail operator is “subject to the common carrier obligation set forth in §11101 with respect to rail transportation not provided under such contract.” Section 11101 in turn addresses the statutory duty of railroads to provide transportation or service on reasonable request, in accordance with published rates and service terms.

The Registrant acknowledges that the common carrier obligation of rail operators is not absolute and may be limited by, among other things, a capacity constrained environment or safety issues. The Registrant has conferred with the rail transporter and is not aware of any factor that would lead to an early termination of the rail contract. If there were to be an early termination of the rail contract, the Registrant does not believe such termination would lead to a material reduction in rail service. Nonetheless, the Registrant has added to the Risk Factor on page 30 to refer to additional risks associated with disruptions in rail service.

Executive Compensation and Other Information, page 123

8.

We note your response to comment 33 of our letter dated September 4, 2012. In particular, we note your statement that you are obligated to reimburse the sponsor for all reasonable costs incurred on your behalf, but this reimbursement will not

Securities and Exchange Commission, October 9, 2012, Page 5

be determined based on the time spent by individual officers providing services to you. However, we note that the amount you reimburse your sponsor, whether or not determined by the time spent by an individual officer, is not the amount that should be disclosed in the Summary Compensation Table. Instead, the Summary Compensation Table should reflect all compensation awarded to, earned by, or paid to your named executive officers by any person, including your sponsor, that is for services rendered to you. For example, the amount of compensation that is paid by your sponsor to any of your named executive officers for their services to you, however this amount is determined, must be disclosed pursuant to Item 402 of Regulation SK. Please advise and inform us of your intent to disclose such compensation in your future filings.

Response:

The Registrant appreciates the Staff’s consideration of its response to comment 33 of the Staff’s comment letter dated September 4, 2012. In accordance with the Division of Corporation Finance’s Compliance & Disclosure Interpretation 217.08 and Item 402 of Regulation S-K, the Registrant intends to disclose in the appropriate future filings the compensation paid by its sponsor to the named executive officers of the Registrant and allocable to services to the Registrant. Pursuant to the Division of Corporation Finance’s Compliance & Disclosure Interpretation 217.03 and the provisions applicable to emerging growth companies under the Jumpstart our Business Startups Act, no disclosure regarding any such compensation is included in Amendment No. 2, but this information will be included in the Registrant’s future filings, as applicable, in accordance with the authorities cited in this paragraph and any other applicable guidance thereunder.

Unaudited Pro Forma Combined Financial Statements, page F-2

9.	We note the additional disclosure you provided in response to prior comment 44. As this is a common control transaction and the two subsidiaries are being reflected in your future financial statements on a carryover basis, it is unclear why your sponsor’s 40% interest in these entities is not 40% of the predecessor’s historical equity as of June 30, 2012. Please advise.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the disclosure on page F-9. We would also like to supplementally inform the staff that the Unaudited Pro Forma Combined Balance Sheet has been prepared as if the transactions to be effected at the closing of this offering had taken place on June 30, 2012. Therefore, the predecessor historical parent net equity of $615.6 million is adjusted to give effect to the transactions as if they had occurred on June 30, 2012. These adjustments are made prior to the allocation between the noncontrolling and controlling interests on a carryover basis. Such adjustments are reflected on the face of the Pro Forma Combined Balance Sheet, explained in Note 2, “Pro Forma Adjustments and Assumptions”, and reflected in the proposed revised disclosure for adjustment (i).

10.	We note the revisions you made in response to prior comment 45. Please expand upon this disclosure to explain how the allocation methodology under the omnibus agreement differs from the allocation method used in your historical financial statements. Please ensure your expanded disclosures clarify why the new allocation methodology will result in lower allocated expenses. Please tell us why the new allocation methodology is not appropriate for purposes of including historical expenses in your historical combined financial statements in accordance with SAB Topic 1:B.1.

Securities and Exchange Commission, October 9, 2012, Page 6

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see pages F-7 and F-8.

For purposes of the Predecessor Historical Combined Statements of Operations, expenses incurred by our sponsor on our behalf were reflected in accordance with SAB Topic 1:B.1, which requires that the historical financial statements reflect “all of its costs of doing business”. In applying that guidance, (i) charges that were incurred by our sponsor that were specifically identified as being attributable to the Predecessor were reflected in the historical Combined Financial Statements and (ii) with respect to all of our sponsor’s remaining general corporate overhead costs, a portion of such costs were allocated to the Predecessor based on the proportional level of effort attributable to the operation of our facilities. These general corporate overhead expenses incurred by our sponsor include costs from certain corporate and shared services functions, such as legal, accounting, tax, treasury, engineering, information technology, insurance, communications, human resources, and procurement. In the opinion of management, general corporate overhead costs are consumed by the operating facilities principally in equal proportions. The allocation to each facility is further adjusted for certain specific factors identified by management that impact the services provided to or benefits received by each operating facility such as the type of operations and products produced as well as contract and business complexity at each facility. The Registrant believes this allocation, which has been consistently applied to all periods presented, is a reasonable reflection of all of the costs of doing business in compliance with SAB Topic 1:B.1.

Following the closing of this offering, the omnibus agreement between our sponsor and our general partner will govern the allocation methodology. Pursuant to the omnibus agreement, our financial results will reflect (i) charges that are incurred by our sponsor that are directly attributable to the Registrant and (ii) with respect to our sponsor’s remaining corporate overhead costs, a portion of such costs charged to the Registrant based on the proportional level of effort attributable to our operations. A larger percentage of such corporate overhead costs will be allocated to the Registrant to reflect the costs associated with being a publicly-traded limited partnership. However, the allocation methodology in the omnibus agreement will also provide for a decrease in the corporate overhead costs that will be subject to allocation. By comparison, the allocation methodology used in the historical Combined Financial Statements was applied to all corporate overhead costs. Overall, while both methodologies utilize a proportional cost allocation, the allocation methodology in the omnibus agreement will result in a reduction of costs that will be allocated to the Registrant.

SAB Topic 1:B.1 requires a reasonable method of allocation when specific identification of expenses is not practicable. Further, the guidance acknowledges that the agreements which govern allocations are not at arm’s length and may change at any time. The Registrant’s management believes that both methodologies discussed above are a reasonable allocation of corporate overhead costs. However, the omnibus agreement will only become effective upon the closing of this offering. Accordingly, it is more appropriate to reflect this new method as governed by the omnibus agreement, at, but not before, the effectiveness of the Registration Statement. As set forth in the omnibus agreement, the allocation methodology may be adjusted to account for changes in facts and circumstances in future years by mutual agreement of the general partner of the Registrant and its sponsor. In the future, the Registrant will make appropriate disclosures if there are any changes in the allocation methodology that would have a material effect on our financial statements.

Allocated Expenses, page F-18

11.	We note the additional disclosures you provided in response to prior comment 48. Please expand this disclosure to provide investors with a more company-specific explanation of the allocation methods used for the costs that cannot be allocated through the specific identification method (i.e., headcount or payroll dollars, estimated time, etc.). Please refer to ASC 225-10-S99-3 (i.e., Question 2 of SAB Topic 1:B.1) for guidance.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see pages F-19 and F-31. The disclosure has been revised to clarify that there is one allocation method, proportionate level of effort, which is applied to each operating facility. The Registrant supplementally advises the Staff that an allocation method based on production capacity of each facility and an allocation method based on production volumes at each facility were also reviewed by management and the use of either of these methods would have resulted in a cost allocation that is substantially similar to the allocation that has been reflected in the historical combined financial statements of the Predecessor.

Fair Value Measurements, page F-23

12.	We note your response to prior comment 51. Please include disclosure that clarifies that the $225 million obligation to SunCoke for your portion of the outstanding term loan includes the corresponding interest rate swap.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see pages F-24 and F-35.

Securities and Exchange Commission, October 9, 2012, Page 7

Please direct any questions that you have with respect to the foregoing to the undersigned at 212-237-0020 or to Mike Rosenwasser (212-237-0019) or Rachel Packer (212-237-0187).

Very truly yours,

/s/ Michael Swidler
Michael Swidler

cc:	Tracey Smith (Commission)

Al Pavot (Commission)

Craig E. Slivka (Commission)

Pamela A. Long (Commission)

Denise R. Cade (Registrant)

Sean T. Wheeler (Latham & Watkins LLP)

Divakar Gupta (Latham & Watkins LLP)